MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9
Tel:	(905) 726.7507
Fax:	(905) 713.6332

November 4, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel and
Heather Clark

Dear Sir/Madame:

RE:	MI Developments Inc. (“MID” or the “Company”)
Form 40-F for the year ended December 31, 2009
Filed March 29, 2010
File No. 001-31728

On behalf of the Company, I am writing in response to your letter dated October 21, 2010, respecting the above-referenced matter.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are noted below in italics and the Company’s response follows each such comment.

Comment # 1

Form 6-K filed August 13, 2010

Note 3.  Transactions with Related Parties, page 64

(a) Loans to MEC, page 64

1.                                      We note the company’s response to our prior comment number 4 in which it explains the various changes in facts and circumstances that resulted in the recognition of the

$10 million reduction in the impairment provision with respect to the loans receivable from MEC during the six months ended June 30, 2010.  Please tell us and disclose in the notes to the company’s financial statements in future filings, how each of the factors outlined in your response to our prior comment number 4 contributed to the $10 million reduction in the impairment provision that was recognized during the six months ended June 30, 2010.

Response #1

In our previous response dated October 7, 2010, the Company outlined the significant qualitative changes in facts and circumstances that resulted in the recognition of the $10 million reduction in the impairment provision during the six months ended June 30, 2010.  The Company will provide a quantitative analysis for each of the factors that contributed to the $10 million reduction in the impairment provision and any further adjustments to the impairment provision in its future filings on Form 6-K, beginning with the consolidated financial statements of the Company for the quarter ended September 30, 2010.  Accordingly, your comment will be complied with.

I hope that the above has been of assistance to you and that it is fully responsive to your comments.  Please direct any further comments, if any, to the undersigned.

Yours very truly,

By:/s/Rocco Liscio

Rocco Liscio, CA

Executive Vice-President and

Chief Financial Officer

c.	Dennis Mills
Vito Ciraco
Audit Committee Members
Krista Blaikie, Ernst & Young LLP